FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.
(Registrant)

June 14, 2007	“Barbara O’Neill”
Date	Barbara O’Neill, Secretary

Yes	No	X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

TYLER RESOURCES INC.
#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS	NEWS FOR RELEASE: June 14, 2007

NEWS RELEASE 07-16

For Further Information Contact:	Jean Pierre Jutras at 1-403-269-6753
Web: www.tylerresources.com

TYLER APPLIES TO TERMINATE ITS REGISTRATION IN THE UNITED STATES

Tyler Resources Inc. (“Tyler”) announces that it has applied to voluntarily terminate its US Registration under the Securities Exchange Act of 1934, as amended, in order to realize substantial cost and time savings and better focus on its Canadian listing on the TSX Venture Exchange (TYS-TSXV).

Pursuant to recently adopted Rule 12h-6(h) of the Exchange Act, Tyler has given notice today that it intends to terminate the registration of its common shares under section 12(g) of the Exchange Act and to terminate any of its remaining reporting obligations under section 13(a) or section 15(d) of the Exchange Act.  To this end, Tyler has filed today with the US Securities and Exchange Commission a certification on Form 15 in order to effect such termination.  Tyler expects that this termination of registration will become effective 90 days after its filing with the SEC.  As a result of this filing, Tyler’s obligation to file certain reports with the SEC, including an annual report on Form 20-F and reports on Form 6-K, will immediately be suspended.  Tyler will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at www.tylerresources.com

The US average daily trading volume has been less than 5% of the average daily trading volume of Tyler’s common shares on a worldwide basis over the previous 12 months.  The preparation time and costs associated with preparing US filings and meeting SEC regulatory requirements are substantial.  By deregistering, the Company believes that it can realize significant ongoing general, administrative and legal costs savings, as well as have more time to focus on its core business activities.

About Tyler

Tyler Resources is a well funded Canadian junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of an increased 35,000 meter combined diamond and reverse circulation drilling program extended into 2007, making it one of the most active Canadian junior exploration companies operating in Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.